Exhibit 99.1(A)(3)

LEX-WIN ACQUISITION LLC

Two Jericho Plaza

Wing A — Suite 111

Jericho, New York  11753

May 25, 2007

Dear Wells’ Stockholders:

We are offering to purchase up to 25,000,000 shares of common stock of Wells Real Estate Investment Trust, Inc. (“Wells” or the “Company”) for a purchase price of $9.00 per share.  Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal on BLUE paper.  We encourage you to read these materials carefully before making any decision with respect to our offer.

Our offer will expire at 5:00 p.m. Eastern time, on Wednesday, June 27, 2007, unless we extend it.  If you have already tendered your shares in the $8.50 per share offer being made by Madison Investment Trust Series 82 (the “Madison Offer”) and you desire to tender your shares to us for our higher offer price, we have enclosed a notice of withdrawal on YELLOW paper which, when properly signed and sent to the depositary in the Madison Offer prior to June 8, 2007, the expiration date of the Madison Offer, will withdraw your tender in the Madison Offer.  If you have tendered your shares in the Madison Offer and elect to withdraw, please provide a copy of the withdrawal notice you send to the depositary for the Madison Offer to our depositary so that payment by us of the purchase price in our offer will not be delayed.

We are making the offer to afford those stockholders who desire liquidity an opportunity to sell all or a portion of their shares.

We would like to highlight certain information about our offer for your consideration:

•                                     Our Offer Price is higher than the Company’s $8.59 net asset value resulting from the dilutive impact caused by the Company’s recently completed internalization merger (the “Internalization Merger”) to the $8.93 net asset value described in the Company’s Definitive Proxy Statement on Schedule 14A filed February 27, 2007 (the “Proxy Statement”).

•                                     Our offer price is higher than the $8.38 per share price last offered by the Company for the redemption of shares under its share redemption program which was again suspended on April 20, 2007.

•                                     Our offer price is higher than the $7.85 per share price offered by Madison Investment Trust Series 79 in its recent tender offer and the subsequent $8.50 per share price offered in the current Madison Offer.

•                                     Tendering stockholders will no longer be subject to the risks detailed in the Proxy Statement (pp 26-33) relating to the recently completed Management Merger including, without limitation, immediate dilution of their shares, substantial conflicts of interest, decreases in net income per share and possible reduction in dividend levels.

•                                     The elimination of the risk to share value created by future related and/or self-dealing transactions by management.

Holders of Shares are also urged to consider the following concerns associated with our offer:

•                                     One of our members received from the Company lease abstracts and other information with respect to 11 properties currently owned by the Company.  We do not believe that this information constitutes material non-public information and the Company previously resumed its redemption program without having publicly disclosed this information.

•                                     Stockholders who tender their shares will give up the opportunity to participate in any future benefits from the ownership of shares, including potential future dividends by the Company or the potential to sell the shares on a national securities exchange or market if the shares are eventually listed and any rights in the pending stockholder class action lawsuit commenced on March 12, 2007 in the United States District Court for the District of Maryland.  In that regard, on May 23, 2007 the Company filed a Registration Statement with the Commission for a proposed underwritten public offering of newly issued shares and disclosed that it intends to apply to have its shares, including the shares currently outstanding, listed on the New York Stock Exchange.

•                                     We are making our offer for investment purposes and with the hope of making a profit from the ownership of the shares.  In establishing the offer price of $9.00 per share, we are motivated to establish the lowest price which might be acceptable to stockholders consistent with our objectives.

•                                     If we acquire a substantial portion of the shares we are seeking in our offer, we believe that we would become the largest stockholder of the Company.

•                                     We may accept only a pro rata portion of the shares tendered by a stockholder in the event a total of more than 25,000,000 shares are tendered.

To accept our offer, complete the enclosed Letter of Transmittal on BLUE paper and return it to Mellon Investor Services, LLC, the depositary for our offer, prior to 5:00 p.m. eastern time on June 27, 2007.

If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

Sincerely,

Lex-Win Acquisition LLC